1 For Release: October 6, 2025 Attention: Business Editors VERSABANK ANNOUNCES THRIVE FINANCIAL AS NEW US RECEIVABLE PURCHASE PROGRAM PARTNER LONDON, ON/CNW – VersaBank (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced its wholly owned US subsidiary, VersaBank USA, has entered into an agreement with Thrive Financial Inc. (“Thrive Financial”), a Virginia-based technology platform for point-of-sale financing of home improvement projects, connecting homeowners, merchants, and lenders nationally, under which Thrive will utilize the Bank’s Receivable Purchase Program (RPP) in the United States. The Bank immediately completed an initial funding. “We are thrilled to add Thrive as our latest RPP partner we continue to scale our unique and highly attractive RPP solution in the US,” said David Taylor, Founder and President, VersaBank. “Home improvement financing continues to be a major growth driver of our RPP business on both sides of the border, in part due to its economic resiliency. We are confident this collaboration will drive significant value for both organizations and further supports our confidence in achieving our US RPP portfolio target of US$290 million." Mr. Taylor added, "We are seeing strong momentum in the growth of our Receivable Purchase Program portfolio. In addition to our anticipation of continuing to add new partners for our core RPP offering, we are seeing strong interest in our recently added securitized financing option within our RPP, having already completed several fundings, including two new partners who recognize the value of our “one-stop-shop” solution for attractive, readily available point-of-sale financing.” “We are excited to partner with VersaBank to integrate their innovative and economically attractive solution as we focus on growing our business nationwide,” said Jasjeev Sawhney, Chief Executive Officer, Thrive Financial. “This partnership reflects our commitment to deliver great value to our merchants and homeowners, enhancing our ability to offer competitive loan products through our partner banks and scale our platform efficiently.” About Thrive Financial Inc. Thrive is the modern technology platform to connect merchants, consumers and financial institutions in creating deep and lasting relationships. Thrive provides home improvement merchants seamless access to a full spectrum product suite via Thrive’s partner banks; and pairs industry leading approval rates with deep analytics, risk management, and white glove servicing. By partnering with innovative financing providers, Thrive helps democratize access to credit for homeowners and helps merchants grow their business. About VersaBank VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that

2 enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank broadly launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Minneapolis- based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through its wholly owned subsidiary, Digital Meteor Inc. ("Digital Meteor"), VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank's revolutionary tokenized deposits. VersaBank's Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. FORWARD-LOOKING STATEMENTS VersaBank's public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings and with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of our control. Risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as several important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and U.S. economy in general and the strength of the local economies within Canada and U.S. in which we conduct operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; changing global commodity prices; the effects of competition in the markets in which we operate; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts including the crisis in Ukraine and the impact of the crisis on global supply chains; the impact of new variants of COVID-19 and the Bank's anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect our future results, please see our annual MD&A for the year ended October 31, 2024. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in this document and the related management's discussion and analysis is presented to assist our shareholders and others in understanding our financial position and may not be appropriate for any other purposes. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this document and the related management's discussion and analysis or made from time to time by the Bank or on its behalf.

3 FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X